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PricewaterhouseCoopers LLP
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Vancouver, British Columbia
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CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F of Fronteer Development Group Inc. of our report dated March 21, 2007 relating to the consolidated balance sheets of Fronteer Development Group Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit), cash flows and shareholders' equity for each of the years in the three years ended December 31, 2006.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 21, 2007